APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Rooted In, LLC
Income Statement - unaudited
For the periods ended 2021

	Current Period	Prior Period
	31-Dec-21	**31-Dec-20**
REVENUES		
Sales	0.00	0.00
Other Revenue	0.00	0.00
TOTAL REVENUES	**0.00**	**0.00**
COST OF GOODS SOLD		
Cost of Sales	0.00	0.00
Supplies	0.00	0.00
Other Direct Costs	0.00	0.00
TOTAL COST OF GOODS SOLD	0.00	0.00
GROSS PROFIT (LOSS)	0.00	0.00
OPERATING EXPENSES		
Advertising and Promotion	0.00	0.00
Bank Service Charges	0.00	0.00
Business Licenses and Permits	0.00	0.00
Computer and Internet	0.00	0.00
Depreciation	0.00	0.00
Dues and Subscriptions	0.00	0.00
Insurance	0.00	0.00
Meals and Entertainment	0.00	0.00
Miscellaneous Expense	0.00	0.00
Office Supplies	0.00	0.00
Payroll Processing	0.00	0.00
Professional Services - Legal, Accounting	0.00	0.00
Occupancy	0.00	0.00
Rental Payments	0.00	0.00
Salaries	0.00	0.00
Payroll Taxes and Benefits	0.00	0.00
Travel	0.00	0.00
Utilities	0.00	0.00
Website Development	0.00	0.00
TOTAL OPERATING EXPENSES	0.00	0.00

OPERATING PROFIT (LOSS)	0.00	0.00
INTEREST (INCOME), EXPENSE & TAXES		
Interest (Income)	0.00	0.00
Interest Expense	0.00	0.00
Income Tax Expense	0.00	0.00
TOTAL INTEREST (INCOME), EXPENSE & TAXES	0.00	0.00
NET INCOME (LOSS)	**0.00**	**0.00**

Rooted In, LLC
Balance Sheet - unaudited
For the period ended 12/31/21

	Current Period	Prior Period
	31-Dec-21	**31-Dec-20**
ASSETS		
Current Assets:		
Cash	$ 1,219,005.00	$ -
Other Current Assets	199.00	-
Temporary Investments	-	-
Total Current Assets	1,219,204.00	-
Fixed Assets:		
Buildings	-	-
Furniture and Equipment	-	-
Less: Accumulated Depreciation	3,200.00	-
Total Fixed Assets	3,200.00	-
Other Assets:		
Security Deposits	-	-
Other Assets	447,386.00	-
Total Other Assets	447,386.00	-
TOTAL ASSETS	**$ 1,669,790.00**	**$ -**
LIABILITIES		
Current Liabilities:		
Business Credit Cards	-	-
Payroll Liabilities	-	-
Other Liabilities	8,800.00	-
Current Portion of Long-Term Debt	-	-
Total Current Liabilities	8,800.00	-
Long-Term Liabilities:		
Notes Payable	-	-
Mortgage Payable	1,660,990.00	-
Less: Current portion of Long-term debt	-	-
Total Long-Term Liabilities	1,660,990.00	-
EQUITY		
Capital Stock/Partner's Equity	-	-

Opening Retained Earnings		-		-
Dividends Paid/Owner's Draw		-		-
Net Income (Loss)		-		-
Total Equity		-		-
TOTAL LIABILITIES & EQUITY	$	1,669,790.00	$	-
Balance Sheet Check		-		-

Rooted In, LLC
Statement of Cash Flows
January - December 2021

	Total
OPERATING ACTIVITIES	
Net Income	6,748.00
Adjustments to reconcile Net Income to Net Cash provided by operations:	
1202 Prepaids and other assets:Prepaid Subscriptions	-198.61
1306 Uncategorized Asset	1,868.00
2001 Accounts Payable (A/P)	-27,706.00
2104 Liabilities - All:Direct Deposit Payable	0.00
2107 Payroll Liabilities:Federal Unemployment (940)	42.00
2108 Payroll Liabilities:MA Income Tax	865.77
2109 Payroll Liabilities:MA Paid Family and Medical Leave	70.89
2110 Payroll Liabilities:MA Unemployment Tax	2,381.85
2201 Other Liabilities:Note Payable	1,000,000.00
Payroll Liabilities:Federal Taxes (941/944)	5,240.65
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**$ 982,564.55**
Net cash provided by operating activities	**$ 989,312.55**
INVESTING ACTIVITIES	
1307 Fixed Assets - All:Website costs	-6,997.00
1500 Start up costs	-425,890.65
Net cash provided by investing activities	**-$ 432,887.65**
FINANCING ACTIVITIES	
3002 Partners Equity	494,740.00
3100 Retained Earnings	67,195.91
Net cash provided by financing activities	**$ 561,935.91**
Net cash increase for period	**$ 1,118,360.81**
Cash at beginning of period	100,644.45
Cash at end of period	**$ 1,219,005.26**

Rooted In, LLC
Statement of Cash Flows
January 1 - October 1, 2022

	Total
OPERATING ACTIVITIES	
Net Income	
Adjustments to reconcile Net Income to Net Cash provided by operations:	-809,074.10
1201 Prepaids and other assets:Prepaid Insurance	
1306 Uncategorized Asset	-3,538.20
1311 Fixed Assets - All:Fixed Assets - Softwares:Amortization	-185.00
	-531.24
Computers Equipment (5 years) 2001 Accounts Payable (A/P)	
	241,566.10
2104 Liabilities - All:Direct Deposit Payable	
	0.00
2106 Liabilities - All:Federal Taxes (941/944)	
	2,247.07
2107 Payroll Liabilities:Federal Unemployment (940)	
	84.00
2108 Payroll Liabilities:MA Income Tax	
	-200.64
2109 Payroll Liabilities:MA Paid Family and Medical Leave	
	56.10
2110 Payroll Liabilities:MA Unemployment Tax	
	4,062.38
2113 Liabilities - All:Software	
	-2,396.00
2201 Other Liabilities:Note Payable	
	-25.00
Payroll Liabilities:Federal Taxes (941/944)	
	124.84
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**$ 241,264.41**
Net cash provided by operating activities	**-$ 567,809.69**
INVESTING ACTIVITIES	
1301 Fixed Assets - All:Fixed Assets - Softwares	-2,896.00
1302 Fixed Assets - All:Fixed Asset Computers & Equipment	-33,833.42
1303 Fixed Assets - All:Fixed Assets - Furnitures & Fixtures	-2,749.50
1304 Fixed Assets - All:Fixed Assets - Leasehold improvements	-1,125,200.00
1307 Fixed Assets - All:Website costs	-10,999.00
Net cash provided by investing activities	**-$ 1,175,677.92**
FINANCING ACTIVITIES	
3002 Partners Equity	673,350.00
Net cash provided by financing activities	**$ 673,350.00**
Net cash increase for period	**-$ 1,070,137.61**
Cash at beginning of period	1,219,005.26
Cash at end of period	**$ 148,867.65**

I, Brian Keith, certify that:

1. The financial statements of Rooted in LLC included in this Form are true and complete in all material respects; and
2. The tax return information of Rooted in LLC included in this Form reflects accurately the information reported on the tax return for Rooted in LLC for the fiscal years ended 2020 and 2021 (most recently available as of the Date of this Form C).

Signature

Name: Brian Keith

Title: Chief Operating Officer